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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               R.O.C. TAIWAN FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749651105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                                Jeffry S. Hoffman
Laxey Partners Limited                      Swidler Berlin Shereff Friedman, LLP
Stanley House                               The Chrysler Building
7-9 Market Hill                             405 Lexington Avenue
Douglas                                     New York, NY  10174
Isle of Man IM1 2BF                         (212) 891-9260
011 44 1624 629365

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  974,840 SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             974,840 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           974,840 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [ ]
--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           3.0%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LP VALUE LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  968,600 SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             968,600 SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          968,600 SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          3.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 4 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY UNIVERSAL VALUE, LP
          NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  965,000 SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             965,000 SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          965,000 SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          3.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 5 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS, L.P.
          NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  779,216 SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             779,216 SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          779,216 SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.4%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

                                                              Page 6 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,641,656 SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,641,656  SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,641,656  SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          14.2%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IA*
--------------------------------------------------------------------------------

*Not registered under the Investment Advisers Act of 1940.

                                                              Page 7 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,641,656  SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,641,656  SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,641,656  SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          14.2%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

                                                              Page 8 of 12 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  4,641,656  SHARES
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             4,641,656  SHARES
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,641,656  SHARES
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          14.2%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

                                                              Page 9 of 12 Pages


This Amendment No. 2 to the Statement on Schedule 13D amends Items 3 and 5 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 13, 2003 and amended by Amendment No. 1 on January 27, 2003 by The Value Catalyst Fund Limited ("Catalyst"), LP Value Limited ("LPV"), Laxey Universal Value LP ("LUV"), Laxey Investors, L.P. ("LILP"), Laxey Partners Limited ("Laxey"), Colin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge"), with respect to the shares of Common Stock (the "Common Stock") of the ROC Taiwan (the "Trust").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LPV's, LUV's, LILP's and Laxey's investment capital and funds provided by one or more discretionary accounts managed for unaffiliated third parties (the "Accounts"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LPV, LUV, LILP, the Accounts and Laxey is $3,684,895.20, $3,564,448, $3,636,000, $2,940,492.80, $3,551,700 and $3,460,
respectively.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 974,840 shares of Common Stock, which represent approximately 3.0% of the issued and outstanding Common Stock of the Trust. As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 968,600 shares of Common Stock, which represents approximately 3.0% of the issued and outstanding shares of the Common Stock. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 965,000 shares of Common Stock which represents approximately 3.0% of the issued and outstanding shares of the Common Stock. As of the date hereof, LILP, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 779,216 shares of Common Stock, which represents approximately 2.4% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 953,000 shares of Common Stock held in the Accounts, which represents approximately 2.9% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. As of the date hereof, Laxey together with Kingsnorth and Pegge are the beneficial owners of 1,000 shares of Common Stock, which represents less than 1% of the issued and outstanding shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 4,641,656 shares of Common Stock, constituting approximately 14.2% of the shares of Common Stock outstanding. No other person identified in
         Item 2 beneficially owns any shares of Common Stock.

                                                             Page 10 of 12 Pages


(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 974,840 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 968,600 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 965,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LILP the power to vote and dispose of 779,216 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 953,000 shares of Common Stock held in the Accounts. As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 1,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 4,641,656 shares of Common Stock, constituting approximately 14.2% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) In the past 60 days, the following open market purchases of Common Stock have been made by LUV:


     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
     -------------------------------- -------------------------------------------- ----------------------------------
                07/14/03                                265,000                                  $4.00
     -------------------------------- -------------------------------------------- ----------------------------------


         In the past 60 days, the following open market purchases of Common Stock have been made by LILP:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
     -------------------------------- -------------------------------------------- ----------------------------------
                06/23/03                                200,000                                  $3.94
     -------------------------------- -------------------------------------------- ----------------------------------
                07/14/03                                192,056                                  $4.00
     -------------------------------- -------------------------------------------- ----------------------------------
                07/16/03                                11,000                                   $4.06
     -------------------------------- -------------------------------------------- ----------------------------------


         No separate transactions were undertaken by Catalyst, LPV, Laxey, Kingsnorth, Pegge or the Accounts during the above time period.

                                                             Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

Dated:  July 18, 2003

                                            THE VALUE CATALYST FUND LIMITED


                                            By: /s/    Elizabeth Tansell
                                               ---------------------------------
                                                Name:  Elizabeth Tansell
                                                Title: Director


                                            LP VALUE LIMITED


                                            By: /s/    Chris Bruce
                                               ---------------------------------
                                                Name:  Chris Bruce
                                                Title: Director


                                            LAXEY UNIVERSAL VALUE LP
                                            By: Laxey Partners GP(2) Limited,
                                            its General Partner


                                            By: /s/    Chris Bruce
                                               ---------------------------------
                                                Name:  Chris Bruce
                                                Title: Director


                                            LAXEY INVESTORS, L.P.
                                            By: Laxey Partners (GP) Limited,
                                            its General Partner


                                            By: /s/    Chris Bruce
                                               ---------------------------------
                                                Name:  Chris Bruce
                                                Title: Director


                                            LAXEY PARTNERS LIMITED


                                            By: /s/    Chris Bruce
                                               ---------------------------------
                                                Name:  Chris Bruce
                                                Title: Director

                                                             Page 12 of 12 Pages




                                            /s/ Colin Kingsnorth
                                            ------------------------------------
                                            Colin Kingsnorth



                                            /s/ Andrew Pegge
                                            ------------------------------------
                                            Andrew Pegge